UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.__________)*


Vestin Realty Mortgage I, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

333125347
(CUSIP Number)

Thomas Miller
300 South Wacker Drive
Suite 1700
Chicago, Illinois 60606
(312) 663-3100
(Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications)

July 25, 2014
(Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check here.___

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section
240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only). Banco Panamericano, Inc. 36-4094813

2.	Check the Appropriate place if a Member of a Group

	(a) v

	(b)

3.	SEC Use Only


4.	Source of Funds WC


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
 	Items 2(d) or 2(e)


6.	Citizenship of Place of Organization    South Dakota, U.S.A.


Number of	7.	Sole Voting Power
Shares Bene-
ficially	8.	Shared Voting Power 141,039
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
		10.	Shared Dispositive Power 141,039

11.	Aggregate Amount Beneficially Owned by Each Reporting Person  141,039

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11)   2.47%

14.	Type of Reporting Person    CO



1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only). Banco Panamericano, PSP Trust 36-4198521

2.	Check the Appropriate place if a Member of a Group (See Instructions)

	(a) v

	(b)

3.	SEC Use Only


4.	Source of Funds  WC


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
 	Items 2(d) or 2(e)


6.	Citizenship of Place of Organization    Illinois, U.S.A.


Number of	7.	Sole Voting Power
Shares Bene-
ficially 	8.	Shared Voting Power 125,000
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
		10.	Shared Dispositive Power 125,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person  125,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11)   2.19%

14.	Type of Reporting Person   OO



1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only). First Pecos LLC 38-3920232

2.	Check the Appropriate place if a Member of a Group (See Instructions)

	(a) v

	(b)

3.	SEC Use Only


4.	Source of Funds WC


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
 	Items 2(d) or 2(e)


6.	Citizenship of Place of Organization    Texas, U.S.A.


Number of	7.	Sole Voting Power
Shares Bene-
ficially 	8.	Shared Voting Power 28,370
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
		10.	Shared Dispositive Power 28,370

11.	Aggregate Amount Beneficially Owned by Each Reporting Person  28,370

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11)   0.49%

14.	Type of Reporting Person   OO






Item 1.	Security and Issuer

	This statement on Schedule 13D (this "Schedule 13D") relates to the common stock of Vestin Realty Mortgage I, Inc., a Maryland corporation (the "Company"). The address of the Company's principal executive offices is Vestin Realty Mortgage 1, Inc., 8880 W. Sunset Road, Suite 200, Las Vegas, Nevada 89148.


Item 2.	Identity and Background

(a)    	This Schedule 13D is being filed by the following (each "Reporting
	Person" and collectively, the "Reporting Persons"):

	(i)	Banco Panamericano, Inc. is a corporation established under
		the laws of South Dakota

	(ii)	Banco Panamericano PSP Trust is an Illinois trust established
		under the laws of Illinois

	(iii)	First Pecos LLC is a limited liability company establised
		under the laws of Texas

	Banco Panamericano, Inc. wholly owns Banco Panamericano
	PSP Trust and First Pecos, LLC

(b)	The principal business address of Banco Panamericano, Inc. and Banco
	Panamericano, PSP Trust is 330 South Wells Street, Suite 718, Chicago, Illinois 60606. The principal business address of First Pecos LLC is 1519 Main Street, Dallas, Texas 75201

(c)	Present principal occupation or the Reporting Persons is finance.

(d),(e)	During the last five years, none of the Reporting Persons (i) has
	been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


(f)	The citizenship of Banco Panamericano, Inc. and all of the Reporting
	Persons is the United States of America.


Item 3.	Source and Amount of Funds or Other Consideration

	Banco Panamericano, Inc. expended an aggregate of approximately $55,160 of its working capital to acquire the 141,039 shares of Common Stock.

	Banco Panamericano PSP Trust expended an aggregate of approximately $13,747 of its working capital to acquire the 125,00 shares of Common Stock.

	First Pecos LLC expended and aggregate of approximately
	$27,254 of its working capital to acquire the 28,370 shares of Common Stock.


Item 4.	Purpose of Transaction

	The securities covered by this Schedule 13D were acquired for investment purposes.

	The Reporting Persons, have no specific plans or proposals that relate to or would result in any of the following:


(a)	The acquisition by any person of additional securities of the
	issuer, or the disposition of securities of the issuer, except that the Reporting Persons may acquire or dispose of additional securities of the issuer depending on market conditions and business outlook;

(b)	An extraordianry corporate transaction, such as a merger,
	reorganization
	or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer
	or any of its subsidiaries;

(d)	Any change in the present board of directors or management of
	the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy
	of the issuer;

(f)	Any other material change in the issuer's business or corporate
	structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding
	thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	Causing a class of securities of the issuer to be delisted from a
	national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for
	termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.


Item 5.	Interest in Securties of the Issuer


(a),(b)	Banco Panamericano, Inc. holds 141,039 shares of Common Stock, Banco
	Panamericano PSP Trust holds 125,000 shares of Common Stock, First Pecos LLC holds 28,370 shares of Common Stock

(c)	None


(d)	None


(e)	Not applicable



Item 6.	Contracts, Agreements, Understandings or Relationships with Respect
	to Securities of the Issuer - None




Item 7.	Material to be Filed as Exhibits - None





Signature


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 7, 2014


Signature: /s/ Leon A. Greenblatt III


Name/Title: Leon A. Greenblatt III as President of Banco Panamericano, Inc.